UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 001-38781

HEXO Corp.

(Translation of registrant’s name into English)

490 Boulevard St-Joseph, Suite 204

Gatineau, Québec, Canada J8Y 3Y7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibits 99.1, 99.2 and 99.3 included with this Report on Form 6-K are hereby incorporated by reference into, and as Exhibits to, the Registration Statement on Form F-10 of HEXO Corp. (File No. 333-228924).

The following exhibits are submitted herewith:

Exhibit	Description

99.1	Material Change Report dated August 3, 2018 with respect to the registrant’s announcement that it had entered into a definitive agreement with Molson Coors Canada to form a joint venture.

99.2	Material Change Report dated September 5, 2018 with respect to the registrant’s announcement that it had changed its corporate name from “The Hydropothecary Corporation” to “HEXO Corp.”.

99.3	Material Change Report dated October 15, 2018 with respect to the registrant’s announcement that it had closed the previously announced transaction to form a joint venture with Molson Coors Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO Corp.

Date: January 18, 2019	/s/ Ed Chaplin
Ed Chaplin
Chief Financial Officer